Finance Proposal

It is a pleasure to present this finance proposal to Timbermans Group Pty Limited . We are keen to build on the existing relationship between our two organisations and believe that our focus on relationship management will l attractive to you.

At the National, we are committed to building strong relationships and understanding your business so we can h you add value and achieve your business goals.

We also understand that while you too value a strong relationship and having an appropriate finance partner, the facilities that we provide must be structured to meet your needs at the appropriate price. We believe that this proposal meets all of those objectives.

In working to prepare a finance package we have developed a structure that offers a business solution:

- Providing a finance structure with total facilities of $6,733,000, that will enable the Group to adequately fu longer-term business objectives.

- To improve the overall efficiency of your financial arrangements by structuring an offer that provides total banking services to the Group built around a strong relationship with a dedicated banker who understand the Group's business.

Customers and Facility Summary

We offer to provide the *facilities* detailed within this *Letter of Offer* to Timbermans Group Pty Limited . A summary of these *facilities* is set out below. *Facilities* marked with a + (if any) are subject to the relevant Multi Option Facility set out in Part 1 of the *Letter of Offer*.

FACILITY SUMMARY

Customer:	**Timbermans Group Pty Ltd**
ACN:	**100 845 476**
Facility Type:	**Bill – National Flexible Rate**
Facility Limit:	**$6,600,000**
Facility Type:	**Market Rate Facility**
Facility Limit:	**$133,000**
Group Total:	**$6,733,000**

If there is any inconsistency between the information set out here and that set out in the Details of Facilities sections of this *Letter of Offer*, then unless specifically provided the Details of Facilities sections prevail to the extent of that inconsistency.

1 Details of Facilities – New facilities generally subject to this Lett of Offer

Facilities are detailed below.

Bill Acceptance/Discount Facility – National Flexible Rate

Purpose/Utilisation:	Management Buy Out of Integrated Forest Products Pty Ltd
Facility limit:	$6,600,000 (Six Million, Six Hundred Thousand Dollars)
Drawdown Periods:	Approximate period between each *drawdown date*:
	30 days [As detailed in the Drawdown Schedule]
Yield Rate:	(i) for the *fixed amount* - the *fixed rate*;
	(ii) for the *floating amount* – the *floating rate*;
Floating Amount:	$3,000,000 unless the aggregate face value of *bills* drawn for acceptance and discounting under the *facility* on a *drawdown date* is less than the *facility limit*, in which case the *floating amount* equals t' *facility limit* less the aggregate of the *fixed amount* (if any) and the *floor/cap amount* (if any).
Floating Rate:	The National Australia Bank discount rate for Commercial Bills (expressed as a yield to maturity) for bills of a similar tenor at the tin of discount.
The rate as a percentage per annum will be advised following a *drawing* under the *facility*.
Floating Bill Expiry Date:	30 November 2006
Fixed Amount:	$3,600,000 (Three Million Six Hundred Thousand Dollars)
Fixed Rate:	6.20 % per annum
Fixed Bill Expiry Date:	30 November 2006
	** The Fixed Rate schedule is due to expire 7th July 2008. As the facilities have been approved to clear by the 30th November 2006 ar economic cost or benefit may apply.
Facility Fee:	1.50% per annum of the *facility limit*, payable by *you* on a quarterly basis in advance from the date of acceptance of the *facility*.
Bill Drawdown Fee:	$150 payable by *you* each time *we* accept *bills* on a *drawdown date*
Late Presentation Fee:	Not ascertainable – see Special Conditions - Bill Facility
Default Interest Rate:	The total of the *National's* Base Lending Indicator Rate, currently 9.85%, plus a customer margin of 4.00% plus a default margin of 6.50%.
Currently 20.35% per annum
Nominated Account:	Timbermans Group Pty Ltd
083-004 55-865-9517
for the purposes of debiting amounts under this *Agreement* (includin the amount of each matured *bill*, interest, fees, charges, taxes, premiums, *economic costs* and enforcement expenses).
Securities:	All *securities* detailed in Part 4.
Specific Conditions:	Specific Conditions – Bill Facility

:r

2 Details of Facilities – New facilities generally subject to other contractual documentation

New *facilities* generally subject to other contractual documentation are summarised below. Refer to Section B1 of the General Terms and Conditions for how this *Letter of Offer* applies to them.

Not Applicable

3   Details of Facilities – Existing facilities generally subject to other contractual documentation

Existing *facilities* generally subject to other contractual documentation are summarised below. Refer to Section I of the General Terms and Conditions for how this *Letter of Offer* applies to them.

Market Rate Facility

Purpose/Utilisation:	To provide short term funding to Timbermans Group Pty Ltd
Facility limit:	$133,000
Expiry Date:	31 July 2006
Interest Type:	Variable
Securities:	All *securities* detailed in Part 4
Specific Conditions:	Refer to Business Letter of Offer dated 7 July 2006

4   Security

— The *Customer* must provide, and must ensure that each *security provider* provides, all the following *securities* in a
1   form and substance satisfactory to *us* (if the *Customer* or the *security provider* has not already done so). The taking
of any new *securities* detailed below does not prejudice or waive our right to rely upon, and enforce, earlier
securities.

Registered Mortgage Debentures

Over the whole of the company assets including goodwill and uncalled capital and called but unpaid capital
together with relative insurance policy assigned to the National Australia Bank Limited given by.

1. Integrated Forest Products Pty Ltd A.C.N 083 521 966
2. Timbermans *Group* Pty Ltd A.C.N 100 845 476

Guarantee and Indemnity

3. In support of Timbermans *Group* Pty Ltd A.C.N 100 845 476 for $6,733,000 and other liabilities given by:-
    - Colin Wilson Baird,
    - Michael Bruce Timms,
    - Roger Kenneth Timms,
    - Norman William Backman,
    - Antony Richard Esplin,
    - Integrated Forest Products Pty Ltd A.C.N 083 521 966

Registered Mortgages

4. Registered Mortgage over property situate at Tralee Street, Hume A.C.T more particularly described in
    Certificate of Title Volume Number 306 Folio 14 , Division Jerrabomberra, Block 285, Plan 2476 given by
    Integrated Forest Products Pty Ltd A.C.N 083 521 966

5. Registered Mortgage over property situate at The Wiles Cannriver Highway, Bombala, New South Wales more
    particularly described in Certificate of Title Folio Identifier 1/523427 and 120/756842 given by Timbermans
    Group Pty Ltd A.C.N 100 845 476

Other

6. Letter of Subordination over Loans advanced to Timbermans *Group* Pty Ltd A.C.N 100 845 476 by
    shareholders.